Exhibit 10


FORM OF FPL GROUP, INC.
AMENDED AND RESTATED LONG-TERM INCENTIVE PLAN
RESTRICTED STOCK AWARD

AGREEMENT


AGREEMENT, dated as of _____, ____ between FPL Group, Inc. (hereinafter called the "Company") and _____ (hereinafter called the "Participant");

1. *Grant of Restricted Stock Award* - The Company hereby grants to the Participant a Restricted Stock Award of _____ shares of Common Stock ("Restricted Stock"), which shares shall be subject to the restrictions noted in Sections 2 and 3, below. The Restricted Stock Award shall be deemed to have been granted on _____.

2. *Issuance of Shares - Restrictions and Limitations* - Subject to the limitations and other terms and conditions set forth in this Agreement and the Company's Amended and Restated Long Term Incentive Plan, as amended from time to time (the "Plan"), the Company shall issue to the Participant shares of Common Stock in accordance with the schedule set forth below. With respect to any share of Restricted Stock, the period between the date of grant and the corresponding date of delivery below shall be referred to as the "Restriction Period".

   -    _____ shares on _____

3. *Terms and Conditions* - The Restricted Stock awarded pursuant to this Agreement shall be represented by shares of Common Stock registered in the name of the Participant. The Participant shall have the right to enjoy all shareholder rights during the Restriction Period with the exception that:

   (a) The Participant shall not be entitled to delivery of unrestricted shares until the Restriction Period shall have expired.

   (b) The Company will issue the Restricted Stock either (i) in certificated form, subject to a restrictive legend substantially in the form attached hereto as Exhibit "A" and stop transfer instructions to its transfer agent, and will provide for retention of custody of the Restricted Stock during the Restriction Period and/or (ii) in non-certificated form, subject to restrictions and instructions of like effect.

   (c) The Participant may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of the Restricted Stock during the Restriction Period.

   (d) A breach of the terms and conditions contained herein shall cause forfeiture of the Award.

(e) Any cash dividends declared on the Restricted Stock will be paid to the Participant on the dividend payment date.

4. *Termination of Employment* - In the event that the Participant terminates employment during the Restriction Period, his or her rights to delivery of shares under this Award will be determined as follows:

(a) If his or her termination of employment is due to resignation or discharge, or early retirement at the Participant's request, all rights to payment under this Award shall be forfeited, and

(b) If his or her termination of employment is due to retirement on or after his or her normal retirement age (as defined under the terms of the FPL Group Employee Pension Plan), early retirement at the Company's request, total and permanent disability, or death he or she shall be entitled to a pro rata share of the Award based upon years of service during the Restriction Period. The appropriate number of shares will be delivered as soon as practicable following a termination of employment under this paragraph (b).

If a Participant's employment is terminated during the Restriction Period for any reason other than as set forth in paragraphs (a) and (b) above, or if an ambiguity exists as to the interpretation of those paragraphs, the Compensation Committee of the Board, or such other committee designated to administer the Plan ("Committee") shall have the right to determine whether the Participant's Award shall be forfeited or whether the Participant shall be entitled to a pro rata payment based upon years of service during the Restriction Period.

5. *Income Taxes* - The Participant agrees to notify the Company immediately of any election made with respect to this Restricted Stock Agreement under Section 83(b) of the Internal Revenue Code of 1986, as amended. Upon delivery of unrestricted Shares to a Participant in connection with the lapse of forfeiture restrictions on all or a portion of an Award of Restricted Stock, the Company shall be authorized to withhold from any such distribution, in order to meet the Company's obligations for the payment of withholding taxes, Shares with a Fair Market Value equal to the minimum statutory withholding for taxes (including federal and state income taxes and payroll taxes applicable to the supplemental taxable income relating to such distribution) and any other tax liabilities for which the Company has an obligation relating to such distribution.

6. *Designation of Beneficiary* - The Participant may designate a beneficiary or beneficiaries (which may be an entity other than a natural person) to receive shares in respect of the Restricted Stock, or any portion thereof under Section 4 of this Agreement upon the Participant's death. At any time, and from time to time, any such designation may be changed or canceled by the Participant without the consent of any beneficiary. Any such designation, change or cancellation must be by written notice filed with the General Counsel and Secretary of the Company and shall not be effective until received by the General Counsel and Secretary of the Company. If the Participant designates more than one beneficiary, such beneficiaries shall receive an equal number of shares of the Restricted Stock or any portion thereof to be delivered under Section 4 of this Agreement, unless the Participant has designated otherwise, in which case each beneficiary shall receive the number of

shares designated by the Participant. If no beneficiary has been named by the Participant, the Participant's beneficiary shall be the executor or administrator of the Participant's estate.

7. *Nonassignability* - The Participant's rights and interest in the Restricted Stock may not be assigned, pledged, or transferred prior to the expiration of the Restriction Period except, in the event of death, to a designated beneficiary or by will or by the laws of descent and distribution.

8. *Effect Upon Employment* - This Award is not to be construed as giving any right to the Participant for continuous employment by the Company or a subsidiary. The Company and its subsidiaries retains the right to terminate an employee at will and with or without cause at any time.

9. *Successors* - This Award shall be binding upon any successor of the Company.

10. *Protective Covenants* - In consideration of the Restricted Stock Award granted under this Agreement, the Participant covenants and agrees as follows: (the "Protective Covenants"):

(a) During Participant's employment with the Company, and for a two-year period following the termination of the Participant's employment with the Company, Participant agrees not to compete or attempt to compete for, or act as a broker or otherwise participate in, any projects in which the Company has at any time done any work or undertaken any development efforts. Furthermore, during the Participant's employment with the Company, Participant shall not directly or indirectly solicit any of the Company's customers, vendors, contractors, agents, or any other parties with which the Company has an existing or prospective business relationship, for the benefit of Participant or for the benefit of any third party, nor shall the Participant accept consideration or negotiate or enter into agreements with such parties for the benefit of Participant or any third party.

(b) During the Participant's employment with the Company and for a two-year period following the termination of the Participant's employment with the Company, the Participant shall not, directly or indirectly, on behalf of the Participant or for any other business, person or entity, entice, induce or solicit or attempt to entice, induce or solicit any employee of the Company to leave the Company's employ or to hire or to cause any employee of the Company to become employed for any reason whatsoever.

(c) Participant shall not, at any time in the future and in any way, disparage the Company or its current or former officers, directors, and employees, orally or in writing, or make any statements that may be derogatory or detrimental to the Company's good name or business reputation.

(d) Participant acknowledges that the Company would not have an adequate remedy at law for monetary damages if Participant breaches these Protective Covenants. Therefore, in addition to all remedies to which the Company may be entitled for a breach or threatened breach of these Protective Covenants, including but not limited to monetary damages, the Company will be entitled to specific enforcement of these Protective Covenants and to injunctive or other equitable relief as a remedy for a breach or threatened breach. In addition, upon any breach of these Protective Covenants or any separate Confidentiality

Agreement between the Company and the Participant, all rights to receive shares of Common Stock and dividends under this Award shall be forfeited.

(e) For purposes of this Section 10, the term "Company" shall include all subsidiaries and affiliates of the Company, including, without limitation, Florida Power & Light Company and FPL Energy, LLC, and their respective subsidiaries and affiliates.

(f) Notwithstanding anything to the contrary contained in this Agreement, the terms of these Protective Covenants shall survive the termination of this Agreement and shall remain in effect.

11. *Incorporation of Plan's Terms* – This Agreement is made under and subject to the provisions of the Plan, and all the provisions of the Plan are also provisions of this Agreement (including, but not limited to, the provisions of Section 9 of the Plan pertaining to a Change of Control). If there is a difference or conflict between the provisions of this Agreement and the Plan, the provisions of the Plan will govern. All terms used herein are used as defined in the Plan as it may be amended from time to time. The Company and Committee retain all authority and powers granted by the Plan as it may be amended from time to time not expressly limited by this Agreement.

12. *Interpretation* - The Committee has the sole and absolute right to interpret the provisions of this Agreement.

13. *Governing Law/Jurisdiction* - This Agreement shall be construed and interpreted in accordance with the laws of the State of Florida, without regard to its conflict of laws principles. All suits, actions, and proceedings relating to this Agreement may be brought only in the courts of the State of Florida located in Palm Beach County or in the United States District Court for the Southern District in West Palm Beach, Florida. The Company and Participant shall consent to the nonexclusive personal jurisdiction of the courts described in this section for the purpose of all suits, actions, and proceedings. The Company and Participant each waive all objections to venue and to all claims that a court chosen in accordance with this section is improper based on a venue or a forum non conveniens claim.

14. *Consent to Amendment of Outstanding Awards.* The Participant hereby agrees and acknowledges that the provisions of any outstanding Award granted to the Participant under the Plan prior to May 21, 2004, and the provisions of any related Award Agreement, insofar as such provisions relate to the definitions of "Cause," "Disability," and "Fair Market Value," or relate to a Change of Control, or relate to the ability of the Committee to modify outstanding Awards in connection with corporate transactions or events, shall be deemed amended as of the date of grant of such Award to incorporate the provisions of Section 2, subsections 2.04, 2.11 and 2.14, Section 9 and Section 10 of the Plan as in effect May 21, 2004, and to remove any provisions in conflict therewith.

By signing this Agreement, the Participant accepts and agrees to all of the foregoing terms and provisions and to all the terms and provisions of the Plan incorporated herein by reference and confirms that he has received or has access to a copy of the Plan.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

FPL GROUP, INC.
_____

Participant

_____

Exhibit "A"

LEGEND TO BE PLACED ON STOCK CERTIFICATE

The shares represented by this certificate are subject to the provisions of the Amended and Restated FPL Group Long-Term Incentive Plan (the "Plan") and a Restricted Stock Award Agreement (the "Agreement") between the holder hereof and FPL Group, Inc. and may not be sold or transferred except in accordance therewith. Copies of the Plan and Agreement are kept on file by the General Counsel and Secretary of FPL Group, Inc.